THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                        JAYHAWK ACCEPTANCE CORPORATION
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                 472097-10-4
                                (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   Name of Reporting Person                                      Court Hilton
    S.S. or I.R.S. Identification Nos. of Above Person            Westcott 1987
                                                                       Trust
2   Check the Appropriate Box if a Member of a Group (See
    Instructions)                                                     (a)  [  ]
                                                                      (b)  [  ]
3   SEC  Use  Only

4   Citizenship or Place of Organization                                  Texas

  Number of       5    Sole voting power                              1,149,000
   Shares
Beneficially      6    Shared voting power                                    0
   Owned
  by Each         7    Sole dispositive power                         1,149,000
 Reporting
  Person          8    Shared dispositive power                               0
   with
9   Aggregate Amount Beneficially Owned by Each Reporting Person      1,149,000

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                     [  ]
11  Percent of Class Represented by Amount in Row (9)                       4.8

12  Type of Reporting Person (See Instructions)                              OO

1   Name of Reporting Person                                      Chart Hampton
    S.S. or I.R.S. Identification Nos. of Above Person            Westcott 1987
                                                                       Trust
2   Check the Appropriate Box if a Member of a Group (See
    Instructions)                                                     (a)  [  ]
                                                                      (b)  [  ]
3   SEC  Use  Only

4   Citizenship or Place of Organization                                  Texas

  Number of       5    Sole voting power                              1,149,000
   Shares
Beneficially      6    Shared voting power                                    0
   Owned
  by Each         7    Sole dispositive power                         1,149,000
 Reporting
  Person          8    Shared dispositive power                               0
   with
9   Aggregate Amount Beneficially Owned by Each Reporting Person      1,149,000

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                     [  ]
    Percent of Class Represented by Amount in Row (9)                       4.8

12  Type of Reporting Person (See Instructions)                              OO

1   Name of Reporting Person                                     John D. Curtis
    S.S. or I.R.S. Identification Nos. of Above Person
2   Check the Appropriate Box if a Member of a Group (See
    Instructions)                                                     (a)  [  ]
                                                                      (b)  [  ]
3   SEC  Use  Only

4   Citizenship or Place of Organization                          United States

  Number of       5    Sole voting power                              2,352,743
   Shares
Beneficially      6    Shared voting power                                    0
   Owned
  by Each         7    Sole dispositive power                         2,352,743
 Reporting
  Person          8    Shared dispositive power                               0
   with
9   Aggregate Amount Beneficially Owned by Each Reporting Person      2,352,743

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                     [  ]
11  Percent of Class Represented by Amount in Row (9)                       9.8

12  Type of Reporting Person (See Instructions)                              IN

Item  1.

     (a)  Name  of  Issuer:

          Jayhawk  Acceptance  Corporation

     (b)  Address  of  Issuer's  Principal  Executive  Offices:

          Two  Galleria  Tower,  Suite  1800
          13455  Noel  Road
          Dallas,  Texas    75240

Item  2.

     (a)  Name  of  Person  Filing:

          Court  Hilton  Westcott  1987  Trust
          Chart  Hampton  Westcott  1987  Trust
          John  D.  Curtis

     (b)  Address of Principal Business Office or, if none, Residence:

          The  business  address  of  each  of  the  reporting  persons  is:

          Two  Galleria  Tower,  Suite  900
          13455  Noel  Road
          Dallas,  Texas    75240

     (c)  Citizenship:

          Court  Hilton  Westcott  1987  Trust  -  Texas
          Chart  Hampton  Westcott  1987  Trust  -  Texas
          John  D.  Curtis  -  United  States

     (d)  Title  of  Class  of  Securities:

          Common  Stock,  $.01  par  value

     (e)  CUSIP  Number:          472097-10-4

Item  3.   Not Applicable.

Item  4.   Ownership

          The following information relates to each of the reporting persons' ownership of Common Stock, $.01 par value ("Common Stock"), of the issuer as of December 31, 1996.

     (a)  Amount  Beneficially  Owned:

          Court  Hilton Westcott 1987 Trust - 1,149,000 shares of Common Stock

          Chart Hampton Westcott 1987 Trust - 1,149,000 shares of Common Stock

          John D. Curtis - 2,352,743 shares of Common Stock, which includes 1,149,000 and 1,149,000 shares held by Mr. Curtis as trustee of the Court Hilton Westcott 1987 Trust and the Chart Hampton Westcott 1987 Trust, respectively, as to which Mr. Curtis disclaims beneficial ownership for all purposes except Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, and 7,500 shares of Common Stock Mr. Curtis has the right to acquire within 60 days under options issued by the issuer.

     (b)  Percent  of  Class:

          Court  Hilton  Westcott  1987  Trust  -  4.8%
          Chart  Hampton  Westcott  1987  Trust  -  4.8%
          John  D.  Curtis  -  9.8%

     (c)  Number  of  shares  as  to  which  such  person  has:

          (i)   sole  power  to  vote  or  to  direct  the  vote:

                Court Hilton  Westcott 1987 Trust - 1,149,000 shares of Common
                 Stock
                Chart Hampton  Westcott 1987 Trust -1,149,000 shares of Common
                 Stock
                John  D.  Curtis  -  2,352,743  shares  of  Common  Stock

          (ii)  shared  power  to  vote  or  to  direct  the  vote:

                Court Hilton Westcott 1987 Trust - 0 shares of Common Stock Chart Hampton Westcott 1987 Trust - 0 shares of Common Stock John D. Curtis - 0 shares of Common Stock

          (iii) sole power to dispose or to direct the disposition of:

                Court Hilton  Westcott 1987 Trust - 1,149,000 shares of Common
                 Stock
                Chart Hampton  Westcott 1987 Trust -1,149,000 shares of Common
                 Stock
                John  D.  Curtis  -  2,352,743  shares  of  Common  Stock

          (iv)  shared power to dispose or to direct the disposition of:

                Court Hilton Westcott 1987 Trust - 0 shares of Common Stock Chart Hampton Westcott 1987 Trust - 0 shares of Common Stock John D. Curtis - 0 shares of Common Stock

Item  5.   Ownership  of  Five  Percent  or  Less  of  a  Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the
           following    _

           The Court Hilton Westcott 1987 Trust and the Chart Hampton Westcott 1987 Trust have each ceased to be the beneficial owner of more than five percent of the class of securities.

Item  6.   Ownership of More than Five Percent on Behalf of Another Person.

           John D. Curtis, as the trustee under the Court Hilton Westcott 1987 Trust and the Chart Hampton Westcott 1987 Trust, has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such trusts.






                                 Page 7 of 9
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable.

Item  8.   Identification and Classification of Members of the Group.

           Not  Applicable.

Item  9.   Notice  of  Dissolution  of  Group.

           Not  Applicable.

Item 10.   Certification.

           Not  Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February  13,  1997

                              COURT  HILTON  WESTCOTT  1987  TRUST


                              By:  /s/ John D. Curtis
                                   --------------------------
                                   John D. Curtis, Trustee


                              CHART  HAMPTON  WESTCOTT  1987  TRUST


                              By:  /s/ John D. Curtis
                                   --------------------------
                                   John D. Curtis, Trustee


                              /s/ John D. Curtis
                              ---------------------
                              JOHN D. CURTIS

     Exhibit  1


                            JOINT FILING AGREEMENT


     Agreement among Court Hilton Westcott 1987 Trust, Chart Hampton Westcott 1987 Trust and John D. Curtis whereby, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13G with respect to the equity securities of Jayhawk Acceptance Corporation and further agrees that this Joint Filing Agreement be included as an exhibit to such joint filing provided that, as contemplated by Rule 13d-1(f)(2)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of this 13th day of February, 1997.

                              COURT  HILTON  WESTCOTT  1987  TRUST


                              By:  /s/ John D. Curtis
                                   --------------------------
                                   John D. Curtis, Trustee


                              CHART  HAMPTON  WESTCOTT  1987  TRUST


                              By:  /s/ John D. Curtis
                                   --------------------------
                                   John D. Curtis, Trustee


                              /s/ John D. Curtis
                              ---------------------
                              JOHN D. CURTIS









                                 Page 9 of 9